UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number:            000-23904
Slade’s Ferry Bancorp.

(Exact name of registrant as specified in its charter)
100 Slade’s Ferry Ave, Somerset, Massachusetts 02726

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $.01 par value per share

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
          Approximate number of holders of record as of the certification or notice date:           None*
*	Slade’s Ferry Bancorp. merged with and into Independent Bank Corp. effective March 1, 2008, and therefore there is no holder of record of Slade’s Ferry Bancorp. Common Stock as of the date of this certification/notice.
          Pursuant to the requirements of the Securities Exchange Act of 1934, Independent Bank Corp., the successor by merger to Slade’s Ferry Bancorp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SLADE’S FERRY BANCORP.
BY:	ITS SUCCESSOR BY MERGER

INDEPENDENT BANK CORP.

Date: August 13, 2008	By:	/s/ Edward H. Seksay
Edward H. Seksay, General Counsel